

Mailstop 3561

January 12, 2018

Adrian Bartella
Chief Financial Officer
Hudson Ltd.
4 New Square, Bedfont Lakes
Feltham, Middlesex TW 14 8HA
United Kingdom

> **Re: Hudson Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Response dated January 11, 2018**
> **File No. 333-221547**

Dear Mr. Bartella:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Response dated January 11, 2018

Dilution, page 6

1. Please provide us with your detailed calculations of net tangible book value after giving effect to the Reorganization Transactions and as adjusted net tangible book value. If your calculations of net tangible book value are subtracting the amount of your goodwill, but are not subtracting the amount of your other intangible assets, please explain to us why you believe it is appropriate to include the value of those other intangible assets in net tangible book value. As part of your response, please explain to us in detail whether your acquired concession rights can be sold separately from the other assets of your business, including any restrictions on your sale of the acquired concession rights.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202)551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202)551-6521 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John B. Meade, Davis Polk & Wardwell LLP